SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Building 2, Area D, Floor 1-2, Diantong Times Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This Amendment No.1 (the “Amendment”) to the Current Report on Form 6-K for the month ended February 2014, originally filed by LightInTheBox Holding Co., Ltd. (the “Company”) with the Securities and Exchange Commission on February 26, 2014 (the “Original Form 6-K”), is being filed to amend and restate the Original Form 6-K in its entirety by including the Company’s unaudited condensed consolidated balance sheets as of December 31, 2012 and 2013 and unaudited condensed consolidated statements of operations and statements of cash flows for the three-month periods and the years ended December 31, 2012 and 2013.

TABLE OF CONTENTS

Exhibit 99.1 — Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Quji (alan) guo
Name:	Quji (alan) guo
Title:	Chief Executive Officer

Date: February 28, 2014